UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 23, 2013

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

On December 23, 2013, NewLead Holdings Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) relating to the issuance and sale of (i) up to $1.0 million in aggregate principal amount of the Company’s 12% Convertible Debentures due twelve months from issue (the “Debentures”) and (ii) warrants (the “Warrants”) to purchase common shares of the Company, par value $0.01 (the “Common Stock”) in the amounts and under the conditions as set forth in the Purchase Agreement.

On December 23, 2013 (the “First Closing Date”), the Company closed on the first tranche of the investment and issued a Debenture in aggregate principal amount of $500,000 (the “First Closing Debenture”). The First Closing Debenture is convertible at any time, at the option of the holder, at a conversion price of $1.35, subject to adjustment. The principal amount plus accrued and unpaid interest on First Closing Debenture is due and payable on December 23, 2014.

A Warrant to purchase 74,074 shares of Common Stock (the “20% Warrants”), a Warrant to purchase 37,037 shares of Common Stock (the “10% Warrants”) and 25,000 shares of restricted Common Stock were also issued to the investor on the First Closing Date. The Warrants issued on the First Closing Date are immediately exercisable at an exercise price of $1.75 per share for the 20% Warrants and $2.25 per share for the 10% Warrants, each subject to adjustment as set forth in the applicable Warrant. The Warrants expire five years from the date of issuance. The holders may exercise the Warrants on a cashless basis. The Warrants are subject to a blocker provision prohibiting exercise of the Warrants if the holder and its affiliates would beneficially own in excess of 4.99% of the total number of shares of Common Stock of the Company following such exercise (as may be adjusted to the extent set forth in the Warrants).

The Company intends to close the second tranche of the investment for a Debenture in aggregate principal amount of $500,000 and Warrants on substantially the same terms those as set forth above on or about January 3, 2014.

The Company has undertaken, pursuant to the registration rights agreement (the “Registration Rights Agreement”) dated as of December 23, 2013, to provide standard piggyback rights to register the shares of Common Stock issued in the offering and issuable upon the conversion of the Debentures and exercise of the Warrants.

The foregoing descriptions of the Purchase Agreement, the Debentures, the Warrants and the Registration Rights Agreement are not complete and are qualified in their entireties by reference to the full text of the Purchase Agreement, the form of Debenture, the form of Warrant and the Registration Rights Agreement, copies of which are filed as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively, to this report and are incorporated by reference herein.

Exhibits

Exhibit No.	Exhibit

99.1	Securities Purchase Agreement, dated as of December 23, 2013

99.2	Form of Debenture

99.3	Form of Warrant

99.4	Registration Rights Agreement, dated as of December 23, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 24, 2013

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer